Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP EXTENDS KNOWN GOLD VEINS AND DISCOVERS NEW GOLD VEIN STRUCTURES AT THE DCG MINE

VANCOUVER, British Columbia – October 12, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report results from its exploration programs at the DCG mine. Extensive exploration drilling and tunneling are ongoing at the DCG mine, and all other mines at the Ying Mining District, Henan Province, China.

From March 1, 2020 to September 30, 2021, 29,010 metres (“m”) from a total of 207 diamond drill holes, including 117 underground holes and 90 surface holes, were completed at the DCG mine. Assay results for 164 holes have been received, with 110 holes intercepting mineralization. Currently there are six rigs drilling at the DCG mine.

The drilling program has been focused on three targets: 1) definition and step-out drilling for known gold vein C9 to the east of the resource area; 2) drilling for new gold veins to the east of the resource area; and 3) infill drilling for known silver-lead-zinc veins in the resource area.

Drilling Defined Gold Vein C9 for 850 Metres in Length

C9 is a gold vein striking north-northwest, with a dip varying between 30° and 50° to the east. It is associated with quartz and sericite alteration, and minor K-feldspar alteration, with disseminated pyrite and some overprinted galena and sphalerite. The thickness of the vein ranges between 0.5 m and 6 m.

Historically, there are only two drill holes which have intersected the C9 vein. However, during the 2020-2021 drilling program, 67 holes were drilled to define the C9 vein along a strike length of approximately 850 m, and over 150 m down-dip. The vein is still open laterally along strike and at depth. The drilling also intersected additional splay and parallel gold veins, including C9_1, C9_1E, C9E, C9W, and C9a.

Drilling Discovered Gold Vein C76

The newly discovered gold vein C76 is controlled by a fault striking approximately 225° and dipping 40°-50° to the northwest. The vein pinches-and-swells, with horizontal thickness ranging from 0.5 m to over 10 m. The gold mineralization is associated with dark gray quartz alteration, disseminated fine-grained pyrite, and black gouge with minor galena and sphalerite. This structure intersects vein C9 with sinistral apparent displacement of around 35 m. The drilling also discovered additional splay and parallel gold veins, including C76W, C77 and C77E.

Underground cross-cut works have shown that thick gold zones occur near C9 cutting C76 and C77, such as the cross-cut DCG-XPD-C76-800-400NMW-CM5 that exposed 5.46 m true width grading 5.66 grams per tonne (“g/t”) gold (“Au”) and 78 g/t silver (“Ag”) at an elevation of 800 m (see Table 3).

Highlights of the high-grade gold intercepts at the DCG mine:

  Hole ZKDB51BC902 intersected a 3.57 m interval (3.28 m true width) of vein C9 grading 7.17 g/t Au and 15 g/t Ag from 81.99 m depth at an elevation of 816 m;

  Hole ZKDB51C903 intersected a 7.17 m interval (5.74 m true width) of vein C9 grading 2.92 g/t Au and 4 g/t Ag from 74.54 m depth at an elevation of 812 m, which includes a 1.39 m interval (1.12 m true width) grading 8.93 g/t Au and 9 g/t Ag from 74.54 m depth at an elevation of 812 m;

  Hole ZK50C903 intersected a 2.87 m interval (2.74 m true width) of vein C9 grading 4.67 g/t Au and 51 g/t Ag from 62.10 m depth at an elevation of 818 m; and

  Hole ZKDB403AC7602 intersected a 1.55 m interval (1.47 m true width) of vein C77 grading 5.07 g/t Au and 19 g/t Ag from 22.80 m depth at an elevation of 1,010 m.

Drilling Defines Silver-Lead-Zinc Veins in the Resource Area

51 surface and underground holes were drilled within the resource area at the DCG mine to define the silver-lead-zinc veins, including C4, C4E, C4E1, C4E2, C4W, and C7. These veins strike southwest and dip northwest between 45° and 65°. The drilling defined a resource area of around 400 m along strike, and 100 m down-dip.

Highlights of the high-grade silver-lead-zinc intercepts at the DCG mine:

  Hole ZKDB05C4E005 intersected a 1.70 m interval (1.66 m true width) of vein C4E grading 68 g/t Ag, 15.48% lead (“Pb”), 0.5% zinc (“Zn”) and 0.16% copper (“Cu”) from 160.81 m depth at an elevation of 837 m;

  Hole ZK03AC705 intersected a 1.02 m interval (0.98 m true width) of vein C7 grading 620 g/t Ag, 0.90% Pb, 0.04% Zn, and 0.09 g/t Au from 205.57 m depth at an elevation of 782 m; and

  Hole ZK03C8_202 intersected a 0.66 m interval (0.63 m true width) of newly discovered vein L1 grading 750 g/t Ag, 6.10% Pb, 0.23% Zn, 1.55 g/t Au, and 0.08% Cu from 84.69 m depth at an elevation of 849 m.

Table 1: Selected intercepts from the 2020-2021 drilling programs at the DCG mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein	Ore Type
ZK03AC406	4.71	5.78	891	1.07	0.61	0.02	15	3.35	0.06	0.01	C4E	Ag-Pb-Zn
ZK03AC407	1.80	3.00	892	1.20	0.75	0.02	34	6.18	0.12	0.02	C4E	Ag-Pb-Zn
ZK03AC407	55.98	57.05	877	1.07	0.67	0.02	12	2.86	0.05	0.02	C4a1	Ag-Pb-Zn
ZK03AC407	67.44	68.49	874	1.05	0.78	0.02	30	1.81	0.17	0.02	C4	Ag-Pb-Zn
ZK03AC408	23.85	25.58	884	1.73	1.41	0.02	27	2.03	0.15	0.08	C4	Ag-Pb-Zn
ZK03AC409	4.00	6.03	891	2.03	1.28	0.02	20	6.07	0.12	0.02	C4E	Ag-Pb-Zn
ZK03AC409	89.16	91.54	860	2.38	1.50	0.02	291	0.19	0.02	0.27	C4	Ag-Pb-Zn
ZK03AC410	55.71	56.44	878	0.73	0.48	0.02	30	4.78	0.41	0.02	C4a1	Ag-Pb-Zn
ZK03AC412	48.27	49.71	876	1.44	0.65	0.02	13	3.71	0.13	0.01	C4a1	Ag-Pb-Zn
ZK03AC4E08	0.30	0.88	893	0.58	0.57	0.02	22	7.21	0.20	0.03	C4a	Ag-Pb-Zn
ZK03AC4E08	35.98	38.62	880	2.64	2.55	0.20	40	5.38	0.19	0.03	C4E	Ag-Pb-Zn
ZK03AC4E09	39.84	43.41	860	3.57	3.43	0.02	22	2.61	0.05	0.02	C4E	Ag-Pb-Zn
ZK03AC4E10	1.55	2.06	892	0.51	0.48	0.02	29	2.95	0.03	0.02	C4a1	Ag-Pb-Zn
ZK03AC4E10	39.95	42.52	871	2.57	2.44	0.02	33	6.56	0.07	0.02	C4E	Ag-Pb-Zn
ZK03AC4E11	42.17	44.51	881	2.34	2.00	0.02	48	7.39	0.11	0.02	C4E	Ag-Pb-Zn
ZK03AC701	451.65	452.23	587	0.58	0.56	1.00	42	6.42	0.18	0.47	C8_2	Ag-Pb-Zn
ZK03AC703	11.29	13.08	881	1.79	1.02	0.01	27	2.72	0.11	0.07	C4E2	Ag-Pb-Zn
ZK03AC705	205.57	206.59	782	1.02	0.98	0.09	620	0.90	0.04	0.01	C7	Ag-Pb-Zn
ZK03C4E02	45.19	46.16	861	0.97	0.87	0.02	21	4.79	0.08	0.01	C4E	Ag-Pb-Zn
ZK03C4E05	43.70	45.21	862	1.51	1.47	0.02	20	3.39	0.05	0.01	C4E	Ag-Pb-Zn
ZK03C8_202	84.69	85.35	849	0.66	0.63	1.55	750	6.10	0.23	0.08	L1 [1]	Ag-Pb-Zn
ZK05C401	67.56	71.15	875	3.59	2.75	0.02	150	2.74	0.24	0.07	C4	Ag-Pb-Zn
ZK05C403	73.24	76.27	868	3.03	2.09	0.02	39	4.55	0.09	0.02	C4	Ag-Pb-Zn
ZK05C406	106.31	106.66	859	0.35	0.22	4.85	429	1.97	1.09	0.37	C4_1	Ag-Pb-Zn
ZK05C4E08	35.72	36.45	881	0.73	0.63	0.02	14	5.78	0.03	0.02	C4E	Ag-Pb-Zn
ZK07C4E07	36.08	37.36	878	1.28	1.17	0.02	59	2.31	0.81	0.05	C4E	Ag-Pb-Zn
ZK400AC7601	50.10	51.77	834	1.67	1.51	1.14	25	0.75	0.40	0.01	C76 [1]	Au
ZK401AC8E102	176.28	178.11	734	1.83	1.23	0.06	42	5.62	0.18	0.02	C8E1	Ag-Pb-Zn
ZK401BC802	62.95	63.68	807	0.73	0.70	1.67	9	0.05	0.03	0.00	C76	Au
ZK401C7602	127.07	128.03	783	0.96	0.26	0.20	35	6.30	0.34	0.04	C8	Ag-Pb-Zn
ZK401C7603	239.85	240.44	728	0.59	0.44	0.01	19	10.83	0.10	0.03	C8E1	Ag-Pb-Zn
ZK403AC4002	47.45	48.48	882	1.03	0.72	0.02	47	2.30	0.21	0.01	C4Ea3	Ag-Pb-Zn
ZK403AC4002	78.53	79.36	875	0.83	0.57	0.02	16	3.09	0.14	0.01	C4Ea2	Ag-Pb-Zn
ZK403AC4002	145.76	146.88	862	1.12	0.78	0.02	225	5.95	0.12	0.02	C4E	Ag-Pb-Zn
ZK403C401	140.30	140.98	760	0.68	0.65	0.02	358	0.61	0.03	0.03	C4	Ag-Pb-Zn
ZK405C401	166.36	167.94	777	1.58	1.22	0.02	11	3.15	0.05	0.01	C4	Ag-Pb-Zn
ZK405C401	242.54	243.15	744	0.61	0.45	0.02	25	7.03	0.16	0.02	C4E	Ag-Pb-Zn
ZK417C1001	313.09	313.55	738	0.46	0.45	2.22	1	0.02	0.01	0.01	C1_1 [1]	Au
ZK50AC901	90.32	92.48	816	2.16	2.07	4.23	15	0.04	0.04	0.01	C9	Au
ZK50AC903	9.26	9.99	837	0.73	0.10	0.26	18	3.94	1.68	0.01	C9_2 [1]	Ag-Pb-Zn
ZK50C903	0.00	1.26	843	1.26	1.19	0.69	51	6.65	0.15	0.05	C9E	Au
ZK50C903	62.10	64.97	818	2.87	2.74	4.67	51	0.03	0.03	0.01	C9	Au
ZK50C903	69.13	70.71	815	1.58	1.51	0.39	36	2.01	3.63	0.25	C9a [1]	Au
ZK51AC902	221.76	222.92	780	1.16	0.76	3.38	4	0.01	0.02	0.01	C9	Au
ZK51BC902	45.17	45.93	787	0.76	0.60	0.03	48	3.41	0.05	0.12	C9W [1]	Au
ZK51C902	100.96	102.45	784	1.49	1.10	3.86	10	0.04	0.02	0.01	C9_1	Au
ZK51C902	195.68	197.13	779	1.45	1.07	2.00	4	0.01	0.02	0.01	C9	Au
ZK51C902	205.58	207.42	779	1.84	1.36	3.37	2	0.00	0.01	0.01	C9a	Au
ZKDB05AC4E001	97.80	98.36	872	0.56	0.51	0.23	455	1.04	0.01	3.59	C4_1	Ag-Pb-Zn
ZKDB05C4E005	160.81	162.51	837	1.70	1.66	0.02	68	15.48	0.50	0.16	C4E	Ag-Pb-Zn
ZKDB402C7602	97.51	99.44	815	1.93	1.68	1.39	31	0.05	0.04	0.01	C9	Au
ZKDB402C7603	165.91	168.39	759	2.48	2.15	2.59	5	0.04	0.10	0.01	C9	Au
ZKDB403AC7601	25.50	28.50	1,006	3.00	2.78	1.76	6	0.02	0.06	0.01	C77 [1]	Au
ZKDB403AC7601	34.10	35.20	999	1.10	1.02	4.52	3	0.01	0.01	0.03	C77E [1]	Au

ZKDB403AC7602	22.80	24.35	1,010	1.55	1.47	5.07	19	0.01	0.02	0.01	C77	Au
ZKDB409C7602	244.77	245.77	844	1.00	0.94	2.61	1	0.01	0.00	0.01	C8_1	Au
ZKDB51AC901	95.54	96.58	830	1.04	0.98	3.46	1	0.00	0.00	0.01	C9	Au
ZKDB51AC905	81.96	83.23	848	1.27	0.74	2.86	64	0.73	0.52	0.02	C9	Au
ZKDB51AC906	104.26	105.51	856	1.25	1.24	2.06	2	0.00	0.00	0.01	C9	Au
ZKDB51BC902	81.99	85.56	816	3.57	3.28	7.17	15	0.01	0.01	0.01	C9	Au
ZKDB51C903	74.54	81.71	812	7.17	5.74	2.92	4	0.01	0.01	0.01	C9	Au
incl	74.54	75.93	812	1.39	1.12	8.93	9	0.01	0.01	0.01	C9	Au
ZKDB51C907	72.97	73.57	835	0.60	0.60	1.73	64	0.22	0.09	0.01	C9	Au
ZKDB51C908	72.37	73.39	826	1.02	0.97	2.55	41	0.17	0.09	0.01	C9	Au
ZKDB52C902	121.08	122.72	829	1.64	1.52	2.55	1	0.00	0.01	0.01	C9E	Au
ZKDB53AC903	72.35	73.57	833	1.22	1.08	1.91	33	0.05	0.34	0.01	C9	Au
ZKDB53AC906	130.02	132.68	807	2.66	2.19	1.44	43	0.09	0.13	0.01	C9	Au
ZKDB53C904	147.90	148.54	737	0.64	0.37	1.04	29	5.44	3.74	0.04	C8	Ag-Pb-Zn
ZKDB53C905	79.61	81.00	834	1.39	1.33	2.59	18	0.11	0.11	0.01	C9	Au
ZKDB53C906	77.85	79.25	829	1.40	1.36	5.40	13	0.02	0.01	0.01	C9	Au
ZKDB55C901	118.79	119.93	820	1.14	0.94	5.24	32	0.14	0.20	0.01	C9	Au

[1] New veins

Tunneling Programs at the DCG Mine

A total of 4,377 m of exploration tunnels have been developed at the DCG mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures (Table 2).

Table 2: Summary of the tunneling programs at the DCG mine

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included (m)	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
C4, C4E, C9, C9_1, C76	750-900	4,377	1,360	1,689	346	0.63	57	2.66	0.16	2.35	0.02

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 125 g/t at the DCG mine. (Formula used for AgEq calculation: AgEq = Ag g/t + 70.15 * Au g/t + 35.91 * Pb% + 21.9 * Zn%)

Highlights of selected mineralized zones exposed in the tunnels:

  Cross-cut DCG-XPD-C4-850-403SMW-CM2 exposed mineralization 1.18 m wide (true width), grading 0.63 g/t Au, 2,427 g/t Ag, 2.60% Pb, 0.01% Zn, and 7.26% Cu within vein C4 at an elevation of 850 m;

  Cross-cut DCG-XPD-C76-800-400NMW-CM5 exposed mineralization 5.46 m wide (true width), grading 5.66 g/t Au, 78 g/t Ag, 1.22% Pb, 0.57% Zn, and 0.07% Cu within vein C76 at an elevation of 800 m;

  Cross-cut DCG-XPD-C76-843-400SMW-CM2 exposed mineralization 1.17 m wide (true width), grading 19.17 g/t Au, 54 g/t Ag, 0.15% Pb, 0.09% Zn, and 0.01% Cu within vein C76 at an elevation of 843 m;

  Drift Tunnel DCG-XPD-C9-800-53SYM exposed mineralization 38 m long and 0.93 m wide (true width), grading 2.88 g/t Au, 114 g/t Ag, 0.15% Pb, 0.19% Zn, and 0.04% Cu within vein C9 at an elevation of 800 m; and

  Drift Tunnel DCG-XPD-C4E-850-403SYM exposed mineralization 70 m long and 0.86 m wide (true width) grading 0.08 g/t Au, 76 g/t Ag, 7.33% Pb, 0.20% Zn, and 0.04% Cu within vein C4E at an elevation of 850 m.

Table 3: Selected mineralized zones exposed by cross-cuts at the DCG mine

Tunnel ID	Vein	Elevation (m)	From (m)	To (m)	Interval (m)	H Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DCG-XPD-C76-800-400NMW	C9a	800	14.50	15.60	1.10	1.05	0.87	7.00	18	0.17	0.03	0.01
DCG-XPD-C9-888-51SYM-CM1	C9	888	1.60	4.50	2.90	2.89	1.78	0.87	52	0.12	0.11	0.01
DCG-XPD-C76-800-400NMW	C9	800	1.80	3.80	2.00	1.84	1.53	2.63	316	0.51	0.54	0.05
DCG-XPD-C76-800-400NMW-CM5	C9	800	2.40	4.40	2.00	0.55	0.35	0.02	50	12.77	0.31	0.04
DCG-XPD-C9-800-51NYM-CM2	C9	800	13.30	20.20	6.90	6.83	3.62	2.91	8	0.05	0.02	0.00
DCG-XPD-C9-800-53NYM-CM2	C9	800	1.80	4.80	3.00	2.98	2.58	0.88	46	0.19	0.04	0.00
DCG-XPD-C9-800-53SMW-CM1	C9	800	0.85	2.35	1.50	1.49	1.06	5.12	46	0.12	0.01	0.01
DCG-XPD-C9-800-53SMW-CM2	C9	800	5.60	8.00	2.40	2.08	1.50	1.65	24	0.34	0.55	0.01
DCG-XPD-C9-800-53SMW-CM3	C9	800	1.40	2.20	0.80	0.79	0.57	1.37	11	0.10	0.09	0.01
DCG-XPD-C9-800-53SMW-CM6	C9	800	6.40	7.10	0.70	0.61	0.40	0.19	130	0.15	0.18	0.01
DCG-XPD-C9-750-50AZCM	C9	750	1.00	3.20	2.20	1.85	1.37	3.94	111	0.79	0.15	0.04
DCG-XPD-C9-800-51AWCM	C8_1	800	0.00	1.10	1.10	0.57	0.48	0.75	63	8.09	0.67	0.08
DCG-XPD-C76-843-400NMW-CM1	C76	843	2.00	2.70	0.70	0.68	0.50	7.54	91	0.69	0.37	0.01
DCG-XPD-C76-843-400SMW-CM1	C76	843	3.30	5.05	1.75	2.84	2.33	3.53	40	0.09	0.13	0.01
DCG-XPD-C76-843-400SMW-CM2	C76	843	1.40	3.00	1.60	1.60	1.17	19.17	54	0.15	0.09	0.01
DCG-XPD-C76-843-400SMW-CM3	C76	843	2.00	2.80	0.80	0.80	0.57	6.49	54	0.17	0.42	0.01
DCG-XPD-C76-800-400NMW-CM1	C76	800	0.90	1.25	0.35	0.35	0.21	4.30	17	0.05	0.07	0.01
DCG-XPD-C76-800-400NMW-CM2	C76	800	2.90	3.70	0.80	0.75	0.52	3.25	26	0.08	0.04	0.01
DCG-XPD-C76-800-400NMW-CM3	C76	800	4.40	8.40	4.00	2.68	1.79	5.28	26	3.00	0.10	0.08
incl	C76	800	7.50	8.40	0.90	0.60	0.40	21.79	63	0.23	0.16	0.01
DCG-XPD-C76-800-400NMW-CM4	C76	800	2.00	2.60	0.60	0.55	0.40	3.32	61	2.68	0.25	0.14
DCG-XPD-C76-800-400NMW-CM5	C76	800	0.00	7.40	7.40	7.24	5.46	5.66	78	1.22	0.57	0.07
DCG-XPD-C76-800-400NMW-CM6	C76	800	0.00	12.60	12.60	12.55	9.33	2.07	25	0.63	0.12	0.03
DCG-XPD-C4-850-403SMW-CM2	C4	850	3.70	5.00	1.30	1.28	1.18	0.63	2,427	2.60	0.01	7.26
DCG-XPD-C4-850-403SMW-CM3	C4	850	2.65	4.23	1.58	1.58	1.53	2.24	516	3.36	0.20	1.01

Table 4: Selected mineralized zones exposed by drift tunneling at the DCG mine

Tunnel ID	Vein	Elevation (m)	Length (m)	Ore Length (m)	H Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DCG-XPD-C4E-900-407NYM	C4E	900	300	81	0.75	0.66	0.02	46	7.02	0.23	0.03
DCG-XPD-C4E-850-403SYM	C4E	850	253	70	1.03	0.86	0.08	76	7.33	0.20	0.04
DCG-XPD-C9-843-53SYM	C9	843	144	54	0.79	0.57	2.37	54	0.14	0.15	0.01
DCG-XPD-C9-800-53SYM	C9	800	54	38	1.39	0.93	2.88	114	0.15	0.19	0.04
DCG-XPD-C9-800-53NYM	C9	800	164	45	0.81	0.54	1.78	26	0.04	0.05	0.01
DCG-XPD-C9-800-51ANYM	C9	800	48	20	1.16	0.77	5.19	17	0.13	0.15	0.00
DCG-XPD-C9-843-53SMW	C9a	843	120	38	0.30	0.17	9.23	28	0.02	0.02	0.01

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.